Exhibit 99.1

SNOW LAKE LITHIUM ANNOUNCES SIGNIFICANT FINDINGS FROM FIRST DRILLING TESTS

●	First drill results revealed from Grass River Pegmatite in Snow Lake, Manitoba

●	A potential new starter pit has been identified, producing a high-grade result of 3.35% Li2O Over three meters

●	The new starter pit has had widths of five to six meters intersected

●	Snow Lake Lithium’s exploration permits have been extended for another three years

MANITOBA, CAN, May 19, 2022 — Snow Lake Resources Ltd., d/b/a Snow Lake Lithium Ltd. (Nasdaq: LITM) (“Snow Lake” or the “Company”), a lithium resource company committed to operating the world’s first fully electric lithium mine, confirmed today that it has received significant results from its first drill tests from the Grass River Pegmatite (GRP) dyke at the Snow Lake Lithium project, in Northern Manitoba. The GRP dyke has defined widths of five to six meters and results were obtained with high-grade spodumene material from the third GRP hole, GPR-003, returning an intercept of 3.35% Li2O over three meters (See table 1.0, Figure 1, 2 and 3). (Photos of the high grade spodumene from the GRP dyke were released on April 28, 2022 -https://ir.snowlakelithium.com/news-events/press-releases/detail/52/snow-lake-lithium-announces-operational-update)

These are the first results for the GRP Dyke and additional analysis will need to be reviewed in the future in order to put an orientation and clear dip on this dyke swarm. It should be noted that the GRP dyke outcrops on the surface and would be amenable for developing a high-grade open cut for the exploitation of its spodumene deposit. Current drilling will continue to focus on delineating the geometry of the GRP dyke and data collected as part of this drill campaign will be included in Snow Lake Lithium’s next resource update.

In addition, Snow Lake Lithium’s exploration permits have been extended by the Province of Manitoba for another three years.

Philip Gross, CEO of Snow Lake Lithium, commented: “As we advance the work on our future potential starter pit, it is incredibly affirming to see such strong initial drilling test results, evidencing high grade lithium bearing spodumene at our GRP dyke. We are very excited about the program to date, both on the extension of the known resource at our Thompson Brothers dyke and the latest developments at our Grass River and Sherritt Gordon dykes. All our objectives and milestones are being achieved, as we accelerate the development of our project towards commercial lithium production. We want to thank the Province of Manitoba for recently extending our exploration permits for the next three years and we are extremely grateful for the support and guidance they continue to extend to our team and to our lithium project.”

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Legal Address 242 Hargrave St #1700, Winnipeg, MB R3C 0V1 Canada		Mailing Address Snow Lake Resources ltd PO Box 126 Simcoe Ont N3Y 4K8

Geology of the GRP Dyke and Host Rocks

The GRP dykes crosscut plutonic intrusive rocks of Monzonite composition, exhibiting medium to coarse grained Plagioclase crystals within a fine to medium grained mafic groundmass. Albitic to potassic feldspars occur frequently within the rock. The groundmass consists of amphiboles and occasional biotite. Garnet has been observed in small clusters within rare melanocratic groundmass. The Monzite has been subject to considerable seracitic and hematitic alteration, often resulting in destruction of the original plutonic minerals and giving the rock a “bleached” appearance. Small quartz and granitic Aplite dykes are common.

The GRP pegmatite dykes appear to strike 110° and dip about 60-65o SSW. The mineralogy of the dykes is typical for Lithium bearing pegmatite dykes, and consists of potassic feldspars, quartz, muscovite and to a lesser extent biotite, tourmaline and rare garnets and very rare beryl. The lithium bearing mineral is spodumene, which varies considerably in both grain size and distribution within the GRP dykes. Spodumene crystals can vary in size from 1 cm to over 10+ cm in size. The GRP dykes often exhibit very large spodumene crystals, often ranging in size from 10-15 cm long, and in the case of drill hole GRP-003, larger than the NQ core dimensions. The distribution of the crystals within the dyke intersections is sporadic, with some sections containing up to 25 to 30 percent Spodumene, and other sections that are Spodumene poor to barren, suggesting multiple pulses of fluids and crystal mush from the parent granitic magma. The mineralogy and mineral zonation of the dyke(s) will be the subject of further study in the coming months.

Analytical

Half core samples are sent to the SGS Lakefield in Ontario for analysis. Core samples are initially crushed to a size of -12.7 mm, then fragmented to 75% passing 2mm and eventually extruded into a 250 g pulp that is pulverized to 85% passing 75 microns. Samples are sodium peroxide fused and run on ICP-AES and/or ICP- MS generating 56 element analyses.

www.SnowLakeLithium.com

Legal Address 242 Hargrave St #1700, Winnipeg, MB R3C 0V1 Canada		Mailing Address Snow Lake Resources ltd PO Box 126 Simcoe Ont N3Y 4K8

Qualified Person Statement

The information in this news release was compiled and reviewed by Dale Schultz, a Qualified Person, and a Professional Geoscientist (P.Geo) who is a registered member of the ‘Engineer and Geosciences of Manitoba’ (no. 24846), a ‘Recognized Professional Organization’ (RPO). Mr. Dale Schultz is the Project Manager and VP of Resource Development at the Snow Lake Lithium Project and has sufficient experience relevant to the crystallization of LCT type pegmatite deposits under evaluation. Mr. Schultz is also a Qualified Person as defined in the S-K 1300 rules for mineral deposit disclosure promulgated by the U.S. Securities and Exchange Commission.

Hole_ID	From (m)	To (m)	Width (m)	Li2O (%)
GRP-001	34.80	39.39	4.59	0.84
	41.86	44.22	2.36	0.93
GRP-002	69.00	75.00	6.00	1.27
GRP-003	16.04	22.00	5.96	2.38
includes	17.50	20.50	3.00	3.35

Table 1.0 – List of Intercept cited in the Release

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Legal Address 242 Hargrave St #1700, Winnipeg, MB R3C 0V1 Canada		Mailing Address Snow Lake Resources ltd PO Box 126 Simcoe Ont N3Y 4K8

Figure 1 – Plan View Map showing locations of GRP-001 to GRP-003

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Legal Address 242 Hargrave St #1700, Winnipeg, MB R3C 0V1 Canada		Mailing Address Snow Lake Resources ltd PO Box 126 Simcoe Ont N3Y 4K8

Figure 2 – Cross Section of holes GRP-001 and GRP-002

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Legal Address 242 Hargrave St #1700, Winnipeg, MB R3C 0V1 Canada		Mailing Address Snow Lake Resources ltd PO Box 126 Simcoe Ont N3Y 4K8

Figure 3 – Cross Section of holes GRP-003 and GRP-005

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Legal Address 242 Hargrave St #1700, Winnipeg, MB R3C 0V1 Canada		Mailing Address Snow Lake Resources ltd PO Box 126 Simcoe Ont N3Y 4K8

Hole_ID	UTM X	UTM Y	Depth (m)	Azimuth (Deg)	Dip(Deg)
GPR-001	452803	6077322	75	40	-45
GPR-002	452803	6077322	90	40	-60
GPR-003	452765	6077380	119	40	-45

NAD83 - UTM Zone 14 - HGPS

Table 2.0 – UTM Location, Azimuth and Dip of DDH listed in the Release.

Hole ID	From (m)	To (m)	Length (m)	Sample #	Notes	Li2O (%)
GRP-001	34.80	36.00	1.20	51503	SPG	0.55
GRP-001	36.00	37.08	1.08	51504	SPG	1.54
GRP-001	37.08	38.13	1.05	51505	SPG	0.30
GRP-001	38.13	39.39	1.26	51507	SPG	0.98
GRP-001	34.80	36.00	1.20	51503	SPG	0.55
GRP-001	36.00	37.08	1.08	51504	SPG	1.54
GRP-002	69.00	70.50	1.50	51520	SPG	1.24
GRP-002	70.50	72.00	1.50	51522	SPG	1.73
GRP-002	72.00	73.50	1.50	51523	SPG	0.87
GRP-002	73.50	75.00	1.50	51524	SPG	1.24
GRP-003	16.04	17.50	1.46	51532	SPG	1.81
GRP-003	17.50	19.00	1.50	51533	SPG XLS	3.10
GRP-003	19.00	20.50	1.50	51535	SPG	3.61
GRP-003	20.50	22.00	1.50	51537	SPG	1.00

SPG = Spodumene Pegmatite
XLS = Crystals

Table 3.0 – List of significant Li2O samples for the DDH listed in the Release

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Legal Address 242 Hargrave St #1700, Winnipeg, MB R3C 0V1 Canada		Mailing Address Snow Lake Resources ltd PO Box 126 Simcoe Ont N3Y 4K8

About Snow Lake Resources Ltd.

Snow Lake Lithium is committed to creating and operating a fully renewable and sustainable lithium mine that can deliver a completely traceable, carbon neutral and zero harm product to the North American electric vehicle and battery markets. We aspire to not only set the standard for responsible lithium mining, but we intend to be the first lithium producer in the world to achieve Certified B Corporation status in the process.

Our wholly owned Thompson Brothers Lithium Project covers a 55,318-acre site that has only been 1% explored and contains an identified-to-date 11.1 million metric tonnes indicated and inferred resource at 1% Li2O.

Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Snow Lake Resources Ltd.’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict and include statements regarding the expected use of proceeds and expected closing. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the section titled “Risk Factors” in the final prospectus related to our public offering filed with the Securities and Exchange Commission and other filings and reports that we file with the Securities and Exchange Commission. Forward-looking statements contained in this announcement are made as of this date, and Snow Lake Resources Ltd. undertakes no duty to update such information except as required under applicable law.

Contact: ir@snowlakelithium.com

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twitter: @SnowLakeLithium

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Legal Address 242 Hargrave St #1700, Winnipeg, MB R3C 0V1 Canada		Mailing Address Snow Lake Resources ltd PO Box 126 Simcoe Ont N3Y 4K8